EXHIBIT 21.1

21.1
Subsidiary of the Registrant	Jurisdiction of Incorporation or Organization

Northrim Bank	Alaska
Northrim Investment Services Company	Alaska
Northrim Capital Trust 1	Delaware
Northrim Statutory Trust 2	Connecticut